Exro Technologies Announces Second Quarter 2021 Financial Results

•Entered into a strategic agreement with Linamar Corporation (“Linamar”) to develop an advanced electric axle (“e-Axle”) utilizing Coil DriverTM technology to improve cost and performance of Linamar’s e-Axle product line.
•Successfully completed the pilot of the Battery Control System (“BCS”) in operating a second life energy storage environment.
•Unveiled a new application for the Coil DriverTM, including the potential to dramatically reduce the cost and complexity associated with deploying electric vehicle infrastructure at scale.
•The Company’s common shares began trading on the Toronto Stock Exchange on July 8, 2021.
•Announced the opening of a US headquarters in Mesa, Arizona, joining a robust e-mobility, and research and development ecosystem in the greater Phoenix area.

Calgary, Alberta (August 10, 2021) – Exro Technologies Inc. (TSX: EXRO, OTCQB: EXROF) (the “Company” or “Exro”), a leading clean technology company which has developed a new class of power electronics for electric motors and powertrains, is pleased to announce its financial results for the quarter-ended June 30, 2021.

“In June, we announced a strategic development partnership with Linamar. This is a huge step forward for Exro as it proves the demand of the Coil Driver™ technology from a global powerhouse in automobile parts manufacturing supplier such as Linamar.” said Sue Ozdemir, Chief Executive Officer of Exro.
“The past months have included investment in our research and development (“R&D”) and manufacturing facilities. We have placed orders for additional testing equipment in Calgary and Arizona so that we can accelerate and test multiple projects simultaneously. The total additional investment of $2.4 million covers key dynamometer equipment, and $0.2 million has been spent in ordering the equipment as of June 30, 2021. Exro is also gearing up in building automotive standard SMT (“Surface-mount technology”) production and PCB (“Printed-circuit board”) assembly lines in the 37,000 square foot facility in Calgary, Alberta, with anticipation of future orders and production of the Coil Driver products as previously announced. $17 million has been allocated to invest in this state of art facility. As at the end of June 2021, the Company has spent approximately $2 million against $17 million planned investment.”
“At technology front, we had new features of Coil Driver™ as filed in the recent patents in July 2021. Through simulation and testing, we now know that the Coil Driver™ technology can also be used as a grid-level power charger to deliver Level 1 to Level 4 charging capabilities and provide electricity back to the grid. This includes charging capabilities from renewable energy sources like solar and wind power. Currently, EVs require three different types of power electronics components to power the vehicles in motion and charge the batteries from the grid or renewable energy sources: a motor drive, on-board charger (“OBC”) and external DC fast charging station. This breakthrough complementary features of Coil Driver™ can replace all three components, significantly reducing the cost and complexity of deploying EVs and the charging infrastructure at scale.”
Q2 2021 FINANCIAL HIGHLIGHTS
For the six months ended June 30, 2021
•Comprehensive loss of $10,419,364 (Q2 2020 – $3,771,451).
•Selling, general and administration expense increased by $747,853 to $1,928,897
•Payroll and consulting fees increased by $1,131,199 to $2,721,804
•Research and development increased by $2,547,165 to $3,023,177
•Share based payments expense increased by $4,706,198 to $5,027,511
For the three months ended June 30, 2021
•Comprehensive loss of $3,742,844 (Q2 2020 – $2,246,269).
•Selling, general and administration expense increased by $273,281 to $1,008,925
•Payroll and consulting fees increased by $623,946 to $1,495,974
•Research and development increased by $1,021,895 to $1,322,025
•Share based payments expense increased by $2,499,476 to $2,676,106
The main drivers for the overall cost increases are due to additional expenditures incurred as the Company is transitioning from a proof-of-concept stage to a commercialization phase and preparing for future Coil Driverᵀᴹ production. Research and development expenses increased by 535% for the six months ended June 30, 2021, due to testing and validation of several projects to achieve its goals for commercialization. Exro is still spending a considerable amount of time and effort to recruit top talents and to increase the awareness of its technologies and progress.
SECOND QUARTER OPERATING HIGHLIGHTS
On April 6, 2021, the Company issued 1,100,000 stock options to certain directors, employees, and consultants with an exercise price of $4.77 per common share. The options are exercisable for a period of five years from the grant date. 1,050,000 of the options granted will vest 33% six months after grant, 33% twelve months after grant and the remaining 18 months after grant. The remaining 50,000 stock options granted will vest 25,000 on April 30, 2021 and 25,000 on December 31, 2021.
On April 27, 2021, the Company announced that it has signed a supply agreement with Vicinity to deploy Exro enhanced electric buses. Vicinity (formerly Grande West Transportation Group) is a leading supplier of advanced shuttle transportation vehicles for public and commercial use. Exro will supply the Coil Drive™ System technology and Vicinity will conduct operational validation through deployment of an optimized electric powertrain for Vicinity’s suite of electric buses. The Coil Drive System solution is expected to enable the next generation of electric buses with improved performance that accelerates the transition to a sustainable public transit system. Vicinity will test and validate the Coil Driver™ powertrain integration with the intent of implementing it in future serial production batches of the electric bus product line.
On June 17, 2021, Exro announced a strategic development agreement with Linamar, a global powerhouse in automobile parts manufacturing, to develop an advanced electric drive solution for electric vehicles. Linamar and Exro have agreed to develop an advanced e-Axle utilizing Coil Driver™ technology to improve cost and performance of Linamar's e-Axle product line. An e-Axle is an integrated electric drive solution for battery electric vehicles ("BEV") or fuel cell electric vehicles ("FCEV"). The integrated solution aims to provide better manufacturing costs and a more efficient volume usage, without sacrificing key performance capabilities.

LIQUIDITY AND CAPITAL RESOURCES
As of June 30, 2021, the Company had cash of $33,503,667 and amounts receivable of $124,219, which primarily consist of GST refund. The Company had accounts payable and accrued liabilities of $1,244,958.
RESULTS OF OPERATIONS AND SELECTED FINANCIAL DATA

for the 3 months ended	Revenue	Net and comprehensive loss	Basic and diluted loss per common share	Weighted average number of common shares
June 30, 2021	-	(3,742,844)	(0.03)	120,263,248
June 30, 2020	-	(2,246,269)	(0.03)	83,002,396

OUTSTANDING SHARE DATA
As of August 10, 2021, there were 120,577,606 Common Shares issued and outstanding, and other securities convertible into Common Shares as summarized in the following table:

	Number Outstanding as of August 10, 2021	Number Outstanding as of June 30, 2021
Common Shares issued and outstanding	120,577,606	120,418,656
Options	10,766,635	10,987,085
Warrants	1,855,061	1,860,561

ADDITIONAL INFORMATION

The audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2020, dated April 6, 2021, can be viewed at www.exro.com/investors or on SEDAR under Exro Technologies Inc. at www.sedar.com.

Unless otherwise noted, all figures are in Canadian currency, Cdn.

About Exro Technologies Inc.

Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.
Exro’s advanced motor control technology, the Coil DriverTM, expands the capabilities of electric powertrains by enabling intelligent optimization for efficient energy consumption. Exro is working with many partners from all over the world to bring their technology to the electric mobility industries and beyond.
For more information visit our website at www.exro.com.
Visit us on social media @exrotech.

ON BEHALF OF THE BOARD OF DIRECTORS
Sue Ozdemir, Chief Executive Officer
CONTACT INFORMATION
Investor inquiries: ir@exro.com
Canada investors: Jake Bouma at 604-317-3936
United States investors: Vic Allgeier at 646-841-4220
Media inquiries: media@exro.com
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This news release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects”, "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". Forward looking statements involve risks, uncertainties and other factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s filings with Canadian securities regulators, that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Although the Company believes that the assumptions and factors used in preparing these forward-looking statements are reasonable based upon the information currently available to management as of the date hereof, actual results and developments may differ materially from those contemplated by these statements. Readers are therefore cautioned not to place undue reliance on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by the Company with the Canadian securities regulators, including the Company’s annual information form for the financial year ended December 31, 2020, and financial statements and related MD&A for the financial year ended December 31, 2020, filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.
Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking information and statements contained herein include the risk factors set out in Exro’s annual information form and also include, but not limited to:
•The opening of Exro’s Calgary manufacturing facility may experience delays in construction and/or equipment installation, which may also result in delays for obtaining necessary ISO and automotive certifications;
•Anticipated market demand and sales orders may differ based on changes in customers’ pipelines and/or product requirements;
•A new feature set for the patented Coil Driver™ technology related to vehicle charging has yet to be deployed and may be subject to development delays and risks related to the scaling of EV charging infrastructure;
•A joint promotion of the technology by Linamar and Exro to the market with the intention of commercializing the Coil Driver™ e-Axle into series production may not realize unless the validation testing is complete and successful; and
•Potential delays in completion of testing and validation of future Coil Driver™ prototypes.
Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this press release.